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                                                                    EXHIBIT 99.1



                                NOTICE OF INTENT
                                TO THE HOLDERS OF
                 LIBERTY MEDIA CORPORATION SERIES A COMMON STOCK
                 LIBERTY MEDIA CORPORATION SERIES B COMMON STOCK

         NOTICE IS HEREBY GIVEN that, subject to the terms and conditions set forth in this notice of intent, Liberty Media Corporation, a Delaware corporation, intends to make a rights offering, pursuant to which it will distribute to its shareholders 0.04 transferable subscription rights to purchase shares of Liberty's Series A common stock, par value $0.01 per share, for each share of Liberty's Series A common stock and Series B common stock, par value $0.01 per share, held by them at the close of business on the record date for the rights offering. Liberty anticipates that the record date for the rights offering will be October 31, 2002.

         Liberty has filed with the Securities and Exchange Commission a registration statement with respect to the rights offering and will deliver to holders of its common stock the prospectus included as part of the effective registration statement. The rights offering and this notice of intent are subject to the registration statement being declared effective by the SEC.

         Each right will entitle the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole right will entitle the holder to purchase one share of Liberty's Series A common stock at a per share subscription price to be determined by a special pricing committee of Liberty's board of directors. Under the oversubscription privilege, each rightsholder which exercises its basic subscription privilege in full will have the right to subscribe, at the same subscription price, for up to that number of shares of Liberty's Series A common stock which are not purchased by other rightsholders under their basic subscription privilege. If a rightsholder delivers an oversubscription request for shares of Liberty's Series A common stock and Liberty has received oversubscription requests for more shares of its Series A common stock than are available for oversubscription, the rightsholder will receive the lesser of (1) his or her pro rata portion of the available shares based on the number of shares he or she purchased under the basic subscription privilege or (2) the number of shares for which he or she oversubscribed.

         Liberty anticipates that its special pricing committee will determine the subscription price based upon a 15%-25% discount to the closing market price of its Series A common stock on the date of determination.

         It is anticipated that the rights will be distributed on or about November 4, 2002 and, unless extended by Liberty, the rights offering is expected to expire at 5:00 p.m., New York City time, on December 2, 2002. Shares are anticipated to be issued as soon as practicable following the expiration time.

         Liberty is conducting the rights offering to increase the amount of cash Liberty has available. Liberty intends to use the funds raised pursuant to the rights offering to fund its future capital needs, including acquisition and investment opportunities. In addition, in connection with Liberty's split off from AT&T in August 2001, the Internal Revenue Service issued a private letter ruling confirming that the split off would qualify as a tax-free transaction to AT&T and its shareholders. The request for rulings and the private letter ruling issued by the IRS stated that Liberty intended to issue a total of at least $500 million of its equity within a specified time period following the split off. Liberty believes that the issuance of stock pursuant to the rights offering conforms with this statement of intentions.

         A copy of this notice of intent is being sent to all holders of record of shares of Liberty's Series A common stock and Series B common stock as of October 10, 2002. IF THE REGISTRATION STATEMENT BECOMES EFFECTIVE, HOLDERS OF RECORD OF LIBERTY'S SERIES A COMMON STOCK AND SERIES B COMMON STOCK ON OCTOBER 31, 2002, THE RECORD DATE FOR THE RIGHTS OFFERING, WILL RECEIVE RIGHTS CERTIFICATES AND OTHER MATERIALS RELATING TO THE EXERCISE OF THE RIGHTS. In addition, further information regarding the rights offering will be distributed by press release.

         Date: October 21, 2002       LIBERTY MEDIA CORPORATION

                                      BY: /s/ ROBERT R. BENNETT
                                          ROBERT R. BENNETT
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER


A registration statement relating to the rights and the underlying shares of Liberty's Series A common stock has been filed with the SEC but has not yet become effective. No rights and no shares of Liberty's Series A common stock underlying the rights will be sold or distributed nor may offers to buy any of these securities be accepted prior to the time the registration statement becomes effective. This notice of intent shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the rights or the underlying shares of Liberty's Series A common stock in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                                         4990-RL